UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 27, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 27, 2016

Date, Time and Place: Held on January 27, 2016, at 9:00AM, at Rua Fidêncio Ramos, No. 302, 4th floor, Vila Olímpia, City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly called pursuant to item 6 of its Rules of Procedures.

Attendance: The majority of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Raul Calfat; and Victor Tito (alternate of Mr. Julio Cesar Maciel Ramundo). The absence of the sitting member Mr. Julio Cesar Maciel Ramundo was justified.

Presiding:                                    Mr. José Luciano Duarte Penido – Chairman.

Mrs. Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (i) to examine the financial statements of the Company and the respective explanatory notes, as well as the Management Annual Report, regarding the fiscal year ended on December 31, 2015, with the independent auditors’ opinion, the Fiscal Council’s opinion and the Annual Report of the Statutory Audit Committee; (ii) to analyze the destination of profits and the distribution of dividends and to recommend its approval to the Shareholders’ Meeting of the Company; and (iii) to approve, as per the Personnel and Remuneration Committee’s recommendation, the resubmission of the Proposal of Global Remuneration of the Management for the fiscal year of 2016, to be recommended to the General Shareholders’ Meeting of the Company.

Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)      Approve the Company’s financial statements, the respective explanatory notes, the Management Annual Report, and other statements regarding the fiscal year ended on December 31, 2015, taking into account the independent auditors’ opinion issued by Baker Tilly Brasil Auditores Independentes S/S, the Fiscal Council’s opinion, and the Annual Report of the Statutory Audit Committee, as well as to submit the referred documents to the Ordinary General Shareholders’ Meeting.

(ii)     Approve and recommend the approval to the Ordinary General Shareholders’ Meeting of the profit destination, in accordance with the Company’s financial statements and other documents approved in item (i) above, as follows: (i) the retention, for the formation of the legal reserve, of the amount of R$ 17,109,262.36, (seventeen million, one hundred and nine thousand, two hundred and sixty-two reais and thirty-six cents), corresponding to 5% (five per cent) of the net income for the year; (ii) the retention of income for allocation in the Profit Reserve for Investments, in the amount of R$ 25,075,984.81 (twenty-five million, seventy-five thousand, nine hundred and eight-four reais and eight-one cents), in accordance with the capital expenditure budget for the fiscal year of 2016, proposed by the Management of the Company; (iii) the distribution of the minimum compulsory dividends of 25% (twenty-five per cent) of the net income of the fiscal year ended on December 31, 2015, adjusted in accordance with the terms Article 202 of Law No. 6.404/76, which equals R$ 0.146803424 per common share, totaling R$ 81,268,996.20 (eighty-one million, two hundred and sixty-eight thousand, nine hundred and ninety-six reais and twenty cents); and (iv) the distribution of additional dividends, which equals R$ 0.395113288 per common share, in the total amount of R$ 218,731,003.80 (two hundred and eighteen million, seven hundred and thirty-one thousand, three reais and eighty cents). The sum of the amounts of the minimum compulsory dividends and the additional dividends totals R$ 300,000,000.00 (three hundred million reais);

(iii)    Approve, as per the Personnel and Remuneration Committee’s recommendation, the resubmission of the Proposal of Global Remuneration of the Management for the fiscal year of 2016, to be recommended to the General Shareholders’ Meeting, as a replacement of the proposal analyzed by the Board of Directors’ Meeting held on December 17, 2015.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Raul Calfat; and Victor Tito; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, January 27, 2016

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO